UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

On May 11, 2007, Fuwei Films (Holdings) Co. Ltd. (the “Company”) announced its unaudited consolidated financial results for the three month period ended March 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(amounts in thousands except share and per share value)

	As of Mar 31, 2007		As of Dec 31, 2006
ASSETS	RMB	US$	RMB
Current assets
Cash and cash equivalents	176,452	22,847	253,250
Accounts receivable, net (Note 3)	75,251	9,743	75,530
Inventory (Note 4)	24,909	3,225	23,783
Prepayments and other receivables	15,067	1,951	19,391
Deferred expenses	53	7	48
Total current assets	291,732	37,773	372,002
Property , plant and equipment, net (Note 5)	245,191	31,747	250,938
Construction in progress	114,357	14,807	66,752
Lease prepayments	22,942	2,971	23,059
Deposits for purchase of property, plant and equipment			13,900
Intangible assets, net	91	12	109
Goodwill	10,276	1,330	10,276
Deferred tax assets	1,047	136	1,047
Total assets	685,636	88,776	738,083
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (Note 6)	169,090	21,894	239,678
Accounts payables	17,722	2,295	12,809
Accrued expenses and other	19,807	2,564	19,497
Deferred tax liabilities	699	91	192
Total current liabilities	207,318	26,844	272,176
Stockholders’ equity
Common stock US$0.129752 par value;20,000,000 shares authorized;13,062,500 outstanding as of March 31, 2007 and December 31,2006 respectively	13,323	1,707	13,323
Additional paid-in capital	311,908	39,967	311,908
Retained earnings	152,154	19,514	138,892
Cumulative translation adjustment	933	744	1,785
Total stockholders’ equity	478,318	61,932	465,908
Total liabilities and stockholders’ equity	685,636	88,776	738,083

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(amounts in thousands except share and per share value)

	Periods Ended Mar 31, 2007		Periods Ended Mar 31, 2006
	RMB	US$	RMB
Film Sales	99,265	12,853	97,054
Cost of sales	75,709	9,803	73,700
Gross profit	23,556	3,050	23,354
Operating expenses
Selling expenses	3,664	475	3,746
Administrative expenses	2,189	283	251
Depreciation and amortization expense	322	42	274
Total operating expenses	6,175	800	4,271
Operating income	17,381	2,250	19,083
Other income/(expense)
Interest income	190	25	3
Interest expense (Note 7)	(3,150)	(408)	(3,291)
Sales of scrap materials	716	93	575
Other, net	(385)	(50)	(145)
Total other income/(expense)	(2,629)	(340)	(2,858)
Income before income taxs	14,752	1,910	16,224
Income tax expense (Note 8)	1,489	193	277
Net income	13,263	1,717	15,947
Other comprehensive income
- Foreign currency translation adjustments	3,977	515	721
Comprehensive income	17,240	2,232	16,668
Earnings per share (basic and diluted) (Note 11)
- Basic	1.02	0.13	20,684
- Diluted	1.02	0.13	20,684
Weighted average number ordinary shares
- Basic	13,062,500	13,062,500	771
- Diluted	13,062,500	13,062,500	771

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006

(amounts in thousands except share and per share value)

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity
		US$	US$	US$	US$	US$
Balance as of December 31, 2005	771	-		222	9,036	9,258
Issue of new shares
Net income					2,065	2,065
Foreign currency translation adjustment				93		93
Conversion of shareholders loans	8,749,229	1,146	10,305			11,451
Balance as of March 31, 2006	8,750,000	1,146	10,305	315	11,101	22,867
Issue of new shares	4,312,500	561	28,939			29,500
Net income					6,696	6,696
share-based payment transactions			723			723
Foreign currency translation adjustment				(86)		(86)
Balance as of December 31, 2006	13,062,500	1,707	39,967	229	17,797	59,700
Issue of new shares
Net income					1,717	1,717
Foreign currency translation adjustment				515		515
Balance as of March 31, 2007	13,062,500	1,707	39,967	744	19,514	61,932

The accompanying notes are an integral part of this condensed consolidated statement.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(amounts in thousands except share and per share value)

	Periods Ended Mar 31,2007		Periods Ended Mar 31,2006
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	13,263	1,717	15,947
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Loss/(gain) on disposal of property, plant and equipment
- Depreciation of property, plant and equipment	5,870	760	5,847
- Amortization of lease prepayments and intangible assets	149	19	116
- Deferred income taxes	507	67	277
- Bad debt expense	(872)	(113)	(1,143)
- Foreign currency exchange loss	75	9	137
Changes in operating assets and liabilities, net of
effect of purchase of Shandong Fuwei
- Accounts receivable	(9,888)	(1,280)	(8,451)
- Inventories	(1,127)	(146)	1,136
- Prepaid expenses and other current assets	2,054	266	(6,525)
- Accounts payable	4,913	636	131
- Accrued expenses and other payables	834	108	(6,474)
- Amounts due from related parties	-	-	1,208
Net cash provided by operating activities	15,778	2,043	2,206

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(22,989)	(2,977)	(5,391)
Net cash used in investing activities	(22,989)	(2,977)	(5,391)

CASH FLOW FROM FINANCING ACTIVITIES
Principal payments of short-term bank loans	(237,670)	(30,774)	(65,200)
Proceeds from short-term bank loans	169,090	21,894	62,600
Net cash used in financing activities	(68,580)	(8,880)	(2,600)

Effect of foreign exchange rate changes	(1,008)	(130)	136
Net increase in cash	(76,798)	(9,944)	(5,650)
Cash - beginning	253,250	32,791	7,428
Cash ending	176,452	22,847	1,778
Supplemental disclosure of cash flow information
Cash paid during the period/year for
Interest paid	4,774	614	4,005
Income taxes paid

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

The March 31, 2007 balances in RMB included in the above financial data have been translated into U.S. dollars at the rate of US $1.00 = RMB 7.7232, which was the noon buying rate for U.S. dollars in effect on March 31, 2007 in the City of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2007, or at any other date.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and related notes. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2006.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the consolidated balance sheets of Fuwei Films (Holdings) Co., Ltd and subsidiaries as of March 31, 2007 and December 31, 2006 and the results of their operations for the three month periods ended March 31, 2007 and 2006, and cash flows for the three months ended March 31, 2007 and 2006. The results of operations for the three month periods ended March 31, 2007 and 2006 are not necessarily indicative of the results to be expected for the entire year.

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability.

On December 18, 2006, the Company became listed on the Nasdaq Global Market and offered 3,750,000 ordinary shares, at an IPO price of US$8.28 per ordinary share. On December 20, 2006, an additional 562,500 ordinary shares were sold at the IPO price of US$8.28 per ordinary share pursuant to the underwriter’s exercise of its over-allotment option. As of March 31, 2007, the number of total issued ordinary shares issued and outstanding was 13,062,500.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Transactions

The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Company’s allowance for bad debts was RMB 872 (US$ 113) at December 31, 2006, and there was no allowance for bad debts at March 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10-15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred. Total depreciation for the periods ended March 31, 2007 and 2006 was RMB 5,870 (US$ 760) and RMB 5,847 (US$ 757), respectively of which RMB 5,698 (US$ 738) and RMB 5,689 (US$ 737 ), respectively, were included as a component of cost of goods sold.

Construction in progress represented capital expenditure in respect of the third production line and the testing line. No depreciation is provided in respect of construction in progress.

As of March 31, 2007 and December 31, 2006, property, plant and equipment had a carrying value totaled RMB 245,191(US$ 31,747) and RMB 242,242 (US$ 31,365) respectively.

Interest expense capitalized during the periods ended March 31, 2007 and 2006 was RMB 1,594 (US$ 206) and RMB 714 (US$ 92), respectively.

Land use rights

Land use rights represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. As of March 31, 2007 and December 31, 2006, net of amortization land use right was RMB 22,942 (US$ 2,971) and RMB 23,059 (US$ 2,986), respectively, and were included in the balance sheet under lease prepayments.

Amortization of land use rights for the three months ended March 31, 2007 and 2006 was RMB 113 (US$15 )and RMB 80 (US$ 10), respectively.

 FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Intangible Assets

The Group acquired a trademark for use in the production and distribution of plastic flexible packaging materials. The trademark is carried at cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark. Intangible asset were shown net of accumulated amortization of RMB 91 (US$12 ) and RMB 109 (US$ 14) as of March 31, 2007 and December 31, 2006, respectively.

Goodwill

Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the period resulted in no impairment losses.

Impairment of Long-lived Assets

Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition

Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Revenue Recognition, (continued)

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants

Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

For the three month period ended March 31, 2007 government grants of RMB 200 (US$ 26 ) were recognized to compensate research and development expenses incurred.

Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Use of Estimates, (continued)

Contingencies
In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the Group’s financial statements in accordance with SFAS No.109, Accounting from Income Taxes. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Company does not expect the adoption of FIN 48 to have a material impact on the consolidated financial statements.
SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. Under SFAS No. 157, fair value refers to price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the consolidated financial statements

SFAS No 158

During September of 2006, the Financial Accounting Standards Board issued SFAS NO 158 “Employer’s Accounting for Defined Benefit Pension and other Postretirement Plans”. Currently the Company has no defined benefit pension or other postretirement plans, therefore, the adoption of this SFAS is not expected to have any impact on the Company’s consolidated statements.

SFAS No 159

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

Recently Issued Accounting Standards, (continued)

During February of 2007, the Financial Accounting Standards Board issued SFAS NO 159 “ The Fair Value Option for Financial Assets and Financial Liabilities”. This SFAS permits Companies to choose to measure eligible items at fair value at specific election dates. This SFAS becomes effective for Companies with fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, that adoption of this SFAS will have on the Company’s consolidated financial statements.

SAB 108

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a quantifying misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ending December 31, 2006. The initial adoption of SAB 108 had no impact on the consolidated financial statements.

NOTE 3-Accounts Receivable, net

Accounts receivable at March 31, 2007 and December 2006 consist of the following:

	31-Mar-07		31-Dec-06
	RMB	US$	RMB
Accounts receivable	48,068	6,224	39,053
Less: Allowance for doubtful accounts	-	-	(872)
	-	-
Bills receivable	27,183	3,519	37,349

	75,251	9,743	75,530

NOTE 4-Inventories

Inventories at March 31, 2007 and December 31, 2006 consist of the following:

	31-Mar-07		31-Dec-06
	RMB	US$	RMB
Raw materials	5,192	672	10,526
Work-in-progress	1,471	190	2,029
Finished goods	11,975	1,551	10,874
Consumables and spare parts	6,271	812	354

	24,909	3,225	23,783

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 5-Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	31-Mar-07		31-Dec-06
	RMB	US$	RMB
Buildings	33,699	4,364	33,699
Plant and equipment	276,476	35,798	276,328
Computer equipment	960	124	955
Furniture and fixtures	1,770	229	1,798
Motor vehicles	1,390	180	1,390
Construction-in-progress	114,357	14,807	66,753

	428,652	55,502	380,923
Less: accumulated depreciation	(69,104)	(8,948)	(63,233)

	359,548	46,554	317,690

NOTE 6-Short-term Bank Loans

	Interest rate	31-Mar-07		31-Dec-06
Lender	per annum	RMB	US$	RMB
Bank of Communications Co., Ltd.
- January 15, 2007 to January 15, 2008	6.732%	52,590	6,809	52,600
- January 15, 2007 to January 15, 2008	6.732%	100,000	12,948	100,000
-December 20, 2005 to December 13, 2006	6.696%			52,546
China Construction Bank Corporation
- March 31, 2006 to January 20, 2007	5.84%	-	-	8,934
Agricultural Bank of China Co., Ltd.
- September 30, 2005 to September 9, 2006	7.25%	-	-	8,790
- October 17, 2005 to October 16, 2006	7.25%	-	-	8,000
- October 28, 2005 to October 27, 2006	7.25%	-	-	6,800

Weifang City Commercial Bank	3.06%	16,500	2,137
Discounted bills (Note 25(c))	6.86%-7.00%			2,008

		169,090	21,894	239,678

Notes:
The principal amounts of the above short-term loans are repayable at the end of the loan period. These notes were collateralized by the plant and equipment.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

 NOTE 6-Short-term Bank Loans, (Continued)

Following the maturity of the short-term loans of RMB 52,546 (US$ 6,804) and RMB 100,000 (US$12,948) from Bank of Communications Co., Ltd on December 13, 2006 and September 20, 2006, respectively, the Company obtained from Bank of Communications Co., Ltd. new short-terms loans of RMB 52,590 (US$ 6,809) and RMB 100,000 (US$ 12,948 ) on January 15, 2007, with the maturity date on January 15, 2008, and interest charged at 6.732% per annum.

All of the short-term loans from Agricultural Bank of China Co., Ltd., totaling RMB 23,590 (US$ 3,022 ), and a short-term loan from Bank of Communications Co., Ltd. of RMB 52,600 (US$ 6,740), were fully repaid in January 2007 and February 2007, respectively.

The Company entered into a loan agreement with Weifang City Commercial Bank on January 31,2007, totaling RMB 16,500 (US$ 2,136 ), the loan is a low interest rate loan from the government to enterprises and the interest rate applied in the Fund is 50% lower than the prevailing interest rate published by People’s Bank of China. The loan is an industrial development fund loan administered by the local government in Shandong for the purpose of enhancing the independent innovation and technical research and development ability of local enterprises and to support the development of local high and new technology companies. Proceeds from this loan have been invested RMB 4,546 (US$ 589) in the construction of the Fuwei technology center testing production line project.

NOTE 7- Interest Expense

The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the periods ended March 31, 2007 and 2006:

	Period Ended Mar 31, 2007		Period Ended Mar 31, 2006
	RMB	US$	RMB
Interest cost capitalized	1,594	206	714
Interest cost charged to expense	3,150	408	3,291

	4,744	614	4,005

NOTE 8-INCOME TAX

Cayman Islands Tax

Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax

Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 8-INCOME TAX, (continued)

In addition, Shandong Fuwei has been granted certain tax relief under which it is exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006.

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption of the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005.

The tax holiday resulted in tax savings as follows:

	31-Mar-07		31-Dec-06
	RMB	US$	RMB
Approximate tax savings	1,106	143	2,434
Benefit per share
Basic	0.08	0.01	3,160
Diluted	0.08	0.01	3,160

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress (“NPC”) passed a resolution to submit the draft Enterprises Income Tax Law (“New Tax Law”) to the Tenth NPC plenary session for voting. The New Tax Law was adopted on March 16, 2007. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. As a result of the New Tax Law, even if Shandong Fuwei continues to maintain its high-tech enterprise status, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate on January 1, 2013.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the Company’s principal subsidiary). For the periods ended March 31, 2007 and 2006, due to the tax holiday the company's effective tax rates were 7.5% and 0% respectively, saving 50% and 100% of the 15% rate for high - tech enterprises located in the Development District of national level in China.

NOTE 9-Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB 346 (US$ 45) and RMB 338 (US$ 44) for the periods ended March 31, 2006 and 2007, respectively, was charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

NOTE 10 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For the three months ended March 31, 2007, no income taxes were paid and the remaining unpaid balance of income taxes as of March 31, 2007 was RMB 981 (US$ 127). No income taxes were paid for the three months ended March 31, 2006 because the Company was tax-exempt during the year 2006, and it started paying income taxes from 2007. Interest paid amounted to RMB 4,774 (US$ 614) and RMB 4,005 (US$ 519) for the three months ended March 31, 2007 and 2006, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

NOTE 11 - EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS. There are no differences between Basic and Diluted EPS for the three months ended March 31, 2007 and 2006.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average number of shares used to calculate EPS was 13,062,500 and 771 for the three months ended March 31, 2007 and 2006 respectively, and reflect only the shares outstanding for those periods.

Basic and diluted earnings per share for the periods ended March 31, 2007 and 2006 have been calculated as follows:

	Period Ended Mar 31,2007		Period Ended Mar 31, 2006
	RMB	US$	RMB
Net income available to ordinary shareholders	13,263	1,717	15,947
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	771
Basic earnings per share	1.02	0 .13	20,684

Net income available to ordinary shareholders	13,263	1,717	15,947
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	13,062,500	13,062,500	771
Weighted average number of share options	-	-	-
	13,062,500	13,062,500	771
Diluted earnings per share	1.02	0.13	20,684

The company uses the treasure stock method to compute dilution related to outstanding stock options. Because the exercise price of the purchase option granted to Maxim Group LLC exceeded the market price for common stock at March 31, 2007, the options were anti-dilutive and were not included when computing diluted earning per share.

Note 12 -Stock Option Plan

On December 18, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock option is exercisable at

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

Note 12 -Stock Option Plan (Continued)
an exercise price equal to US$10.35 per ordinary share commencing six months from December 18, 2006 and expiring five years from December 18, 2006. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months.

Note 13 -COMMITMENTS AND CONTINGENCIES
Shandong Fuwei entered into an agreement for the rental of a BOPET production line with Shandong Weifang Legang Food Co., Ltd ( “Legang”) for three years on March 5, 2007. This rental production line from Legang will also be used for BOPET film manufacturing, primarily for producing general thick film. The Company plans to enter a part of the thick film market in advance of the third production line’s completion by renting this production line. Shandong Fuwei has commenced the trial operation of this rental line from April 1, 2007.

The operating leases also include the Company rental of warehouse and staff quarters. The term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration.

The following is a schedule by year of future minimum rental payments required under the operation lease agreements:

Year Ending December 31	Amount (in thousands)
2007	3,170
2008	3,170
2009	3,170
2010	170
2011	170

In 2006, Shandong Fuwei received a correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration and DMT is seeking monetary damages against Shandong Neo-Luck of approximately US$1,250 plus interest relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. Based on an external legal opinion, the Company believes that no liability with respect to such proceeding should arise with regard to Shandong Fuwei, due to the lack of any contract or direct obligation between Shandong Fuwei and DMT. Shandong Fuwei intends to vigorously contest any claims in respect of obligations of Shandong. As of March 31, 2007, the Company has not accrued any liability in connection with this litigation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of Operations for the three months ended March 31, 2007 compared to March 31, 2006

The company entered the first quarter with a number of challenges including record high energy and ingredient costs, and competitive factors in production markets. The results of the first quarter were not as good as expected largely due to the increase of income tax and Nasdaq listing maintenance expenses.

The table below sets forth certain line items from our Statement of Income as a percentage of Net sales:

	Period Ended Mar 31,2007	Period Ended Mar 31,2006
	(as % of Net sales)
Gross profit	24	24
Operating expenses	6	4
Operating income	18	20
Other income/(expense)	3	3
Income tax benefit/(expense)	1.5	0.3
Net income	13	16

Net sales

The Group’s net sales is primarily derived from the manufacture and sale of plastic flexible packaging materials.

Net sales for the first quarter 2007 rose to RMB 99.3million (US$12.9 million), 2.3% higher than the first quarter 2006.

First quarter 2007 sales of specialty films were RMB 38.5 million (US$5.0 million), 16.3% higher than the first quarter last year. Sales of specialty films reflected 38.8% of Fuwei’s total net revenues as compared to 34.1% in the same period of 2006. The increase was largely attributable to the stronger sales volume of the specialty films as a result of increased trial and acceptance by our customers as well as growth in the overall market.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Period Ended Mar 31, 2007		% of Total	Period Ended Mar 31, 2006	% of Total
	RMB	US$		RMB

Printing film	19,585	2,536	19.7%	20,686	21.3%
Stamping film	23,128	2,995	23.3%	21,719	22.4%
Metallization film	5,935	768	6.0%	10,226	10.5%
Base film for other applications	12,128	1,570	12.2%	11,327	11.7%
Special film	38,489	4,984	38.8%	33,096	34.1%

	99,265	12,853	100.0%	97,054	100.0%

Overseas sales in the first quarter 2007 were RMB 33.02 million (US$4.27million), which accounted for 33.3% of our total net revenues as compared to RMB 19.1 million (US$2.47 million) and 19.7% in the same period of 2006, 72.8% higher than the first quarter last year. The increase was mainly due to management developing and implementing its strategy of diversifying Fuwei’s customer portfolio and targeting more overseas clients. The Company has added a number of new customers from Korea and Europe in the first quarter 2007, which significantly contributes to the increase of overseas sales.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands)

	Period Ended Mar 31, 2007		% of Total	Period Ended Mar 31, 2006	% of Total
	RMB	US$		RMB
Sales in China	66,247	8,578	66.7%	77,950	80.3%
Sales in other countries	33,018	4,275	33.3%	19,104	19.7%

	99,265	12,853	100.0%	97,054	100.0%

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Period Ended Mar 31, 2007	Period Ended Mar 31, 2006
	% of total	% of total
Materials costs	87.1%	86.5%
Factory overhead	9.2%	10.0%
Packaging materials	3.1%	2.7%
Direct labor	0.6%	0.8%

Cost of goods sold in the first quarter of 2007 totaled RMB 75.7 million (US$ 9.8 million) as compared to RMB 73.7 million (US$ 9.5 million) in the prior year 2.7% higher than the first quarter of 2006 mainly due to the higher raw materials costs.

Gross Profit

Our gross profit was RMB 23.6 million (US$ 3.1 million) in the first quarter 2007, representing a gross margin of 23.7%, a decreased of 0.4% from the first quarter of 2006 gross margin of 24.1%, mainly due to the increase in the price of raw materials in the first quarter of 2007 including the increase in global oil prices. We increased the price of our products during this period to partially offset the increase in the price of raw materials.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses in the first quarter of 2007 were RMB 6.2 million (US$0.8 million), which was RMB1.9 million (US$0.2 million) or 44.6% higher than the first quarter of 2006. This was mainly due to the increased costs related to being a U.S. listed, public reporting company in the first quarter of 2007 when we were not during the same period in the prior year.

Interest Expense

Interest expense totaled RMB 3.2 million (US$0.4 million) in the first quarter of 2007 compared to RMB 3.3 million (US$ 0.4 million) in the first quarter of 2006 showing only a small decrease of less than 1%.

Other Income /(expense)

Our other expenses during the period ended March 31, 2007, amounted to RMB 2.6 million (US$ 0.3 million), 8.0% lower than previous comparable period.

Net Income

Net Income in the first quarter of 2007 was RMB 13.3 million (US$ 1.7 million) compared to RMB15.9 million (US$ 2.1million) in the first quarter of 2006, representing a decrease of 16.4% from the first quarter of 2006. The decrease in net income was primarily due to the increase in costs related to being a U.S. listed, public reporting company as well as the effect of income tax on earnings.

Income Tax Expense

In the first quarter of 2007, the company recorded an income tax expense of RMB1.5 million (US$ 0.2 million) compared to RMB 0.3 million in the first quarter of 2006. This increase was due to expiration of the 100% tax holiday period at December 31, 2006. According to “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises”, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (2005) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years (2007-2009) is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Therefore, starting from 2007, the Company will be paying a 7.5% income tax rate as compared to the zero tax rate the Company paid over the past two years.

Liquidity and Capital Resources

Operating Activities

Net cash flows provided by operating activities for the three months ended March 31, 2007, was RMB 15.8 million (US$ 2.0 million) compared with net cash flows used by operating activities of RMB 2.2 million (US$ 0.3 million ) for the three months ended March 31, 2006, for a net increase of RMB 18.0 million (US$ 2.3 million). This change in cash flows from operating activities was attributable primarily to the use of funds in 2006 to increase prepaid expenses by RMB 6.5 million (US$ 0.8 million) and to reduce accrued expenses by RMB 5.5 million (US$ 0.7 million).

Working Capital

As of March 31, 2007, the Company had working capital of RMB 85.1 million (US$11.2 million).

The Company anticipates that it will have adequate working capital in the foreseeable future. However, the Company may wish to borrow additional amounts or sell its common stock to realize additional funds in order to expand and grow its operations.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of March 31, 2007 (In thousands):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	9,510	3,170	6,340
Purchase obligations	14,953	14,953	14,953

Total	$24,463	$18,123	$21,293

Exhibit Index
Exhibit No.	Description
99.1	Press Release dated May 11, 2007 - Fuwei Reports Unaudited Financial Results for the First Quarter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By: /s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: May 15, 2007